UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Jason Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-36051	46-2888322
(State or other	(Commission	(IRS Employer
jurisdiction of	File Number)	Identification No.)
incorporation
or organization)

833 East Michigan Street, Suite 900	53202
Milwaukee, Wisconsin	(Zip Code)
Address of Principal executive offices)

Kevin M. Kuznicki
Senior Vice President, General Counsel and Secretary
(414) 277-9300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of Jason Industries, Inc.’s (the “Company”) Conflict Minerals Report for the reporting period from January 1 to December 31, 2018, is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at http://investors.jasoninc.com/sec-filings.aspx.

Item 1.02.	Exhibit

See Item 2.01 of this Form.

Section 2 – Exhibits

Item 2.01.	Exhibits

Exhibit 1.01 – Conflict Minerals Report of Jason Industries, Inc., as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JASON INDUSTRIES, INC.

By:    /s/ Kevin M. Kuznicki
Name:    Kevin M. Kuznicki

Title:	Senior Vice President, General Counsel and Secretary

Date: May 23, 2019